Exhibit 99.1

Dominion Diamond Announces Exploration of Strategic Alternatives

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 27, 2017--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) today announced that its Board of Directors has formed a Special Committee (the “Special Committee”) to explore, review, and evaluate a range of potential strategic alternatives focused on maximizing shareholder value. The members of the Special Committee are Trudy Curran, Jim Gowans, David Smith and Josef Vejvoda.

The Special Committee, working together with the Company’s management team and advisors, will consider alternatives that could include the sale of the company or other strategic transactions.

“While the Board of Directors remains confident in the Company’s long-term strategic plan and the opportunity it provides to enhance value for all shareholders, we are open to exploring all strategic alternatives that are in the best interests of the Company and its stakeholders,” said James Gowans, Chairman of the Board of Dominion Diamond Corporation. “The Board is committed to maximizing shareholder value through a fair and open process and we look forward to engaging constructively with all parties.”

The Board of Directors has not set a timetable for this process nor has it made any decisions related to strategic alternatives at this time, and there can be no assurance that the exploration of strategic alternatives will result in any transaction or change in strategy.

TD Securities Inc. is acting as financial advisor to the Company, Stikeman Elliott LLP is acting as legal advisor to the Company and Kingsdale Advisors is acting as strategic advisor to the Company. Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor to the Special Committee and the Board of Directors of the Company.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x.222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897